Exhibit 99.1

Scotiabank cautions investors regarding TRC Capital's Below-Market "Mini-Tender" Offer

TORONTO, Jan. 13, 2023 /CNW/ - Scotiabank ("The Bank of Nova Scotia", "BNS") (TSX: BNS) (NYSE: BNS) has received notice of an unsolicited mini-tender offer by TRC Capital Investment Corporation ("TRC Capital") to purchase up to 2 million BNS common shares, or approximately 0.17% of the common shares outstanding, at a below-market price of CAD $64.60 per share.

Scotiabank is not associated with TRC Capital or its offer and does not recommend or endorse this unsolicited mini-tender offer. Any shareholder considering tendering to the offer should carefully review the TRC Capital offer documents, obtain current market quotations for their shares and consult with their broker or financial adviser.

Shareholders are cautioned that the mini-tender offer has been made at a price below market, representing a discount of 4.45% and 4.36%, respectively, to the closing prices of BNS shares on the Toronto Stock Exchange and New York Stock Exchange on January 10, 2023, the last trading day before the mini-tender offer was commenced.

TRC Capital has made similar unsolicited mini-tender offers for shares of several other public companies. Mini-tender offers are designed to result in a holding of less than 5% of a company's outstanding shares, thereby avoiding disclosure and procedural requirements applicable to most bids under Canadian and U.S. securities regulations. Both the Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC) recommend that investors exercise caution with mini-tender offers and have expressed serious concerns about mini-tender offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities.

The CSA's long-standing guidance on mini-tenders can be found on the Ontario Securities Commission website at www.osc.gov.on.ca/en/SecuritiesLaw_csa_19991210_61-301.jsp.

The SEC has published investor tips about mini-tender offers, which can be found on its website at https://www.sec.gov/reportspubs/investor-publications/investorpubsminitend.

Scotiabank strongly encourages brokers, dealers and other market participants to exercise caution and review the letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC website at www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

Scotiabank requests that a copy of this news release be included in any distribution of materials relating to TRC Capital's mini-tender offer for BNS shares.

According to TRC Capital's offer documents, BNS shareholders who deposit their shares in acceptance of the offer may withdraw their shares at any time before 12:01 a.m. (Toronto time) on February 9, 2023 by following the procedures described in the offer documents.

About Scotiabank
Scotiabank is a leading bank in the Americas. Guided by our purpose: "for every future", we help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of over 90,000 employees and assets of over $1.3 trillion (as at October 31, 2022), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on Twitter @Scotiabank.

SOURCE Scotiabank

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For further information: For Investor Relations enquiries only: John McCartney, Investor Relations, john.mccartney@scotiabank.com; For media enquiries only: Patricia Hsiung, Global Communications, patricia.hsiung@scotiabank.com CO: Scotiabank CNW 17:00e 13-JAN-23